UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 25


                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-4797


                              ILLINOIS TOOL WORKS INC.
                              THE CHICAGO STOCK EXCHANGE, INC.
         (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


       3600 W. Lake Avenue, Glenview, Illinois 60026    Telephone:(847) 724-7500
              (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                          Common Stock, $0.01 par value
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|    17CFR240.l2d2-2(a)(I)

|_|    17CFR240.12d2-2(a)(2)

|_|    17CFR240.l2d2-2(a)(3)

|_|    17CFR240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR 240.12d2- 2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, AMEN Properties, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


April 10, 2009             By: /s/ James H. Wooten, Jr.  SVP, Gen. Csl. & Secy.
------------------         ---------------------         -----------------------
      Date                        Name                         Title



(1) Form 25 will be considered in compliance with the provisions of 17 CFR 240.I9d-1 as applicable. See General Instructions.


SEC 1654(03-06)   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.